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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69495

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Focus Strategies Merchant Banking LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 S. Mopac Expwy, Bldg II, Ste 350
(No. and Street)

Austin	TX	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Britt Kauffman — 512-477-3280
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLC
(Name – *if individual, state last, first, middle name*)

811 Barton Springs Road, Ste 550	Austin	TX	78704
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Gary Valdez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Focus Strategies Merchant Banking LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


BENJAMIN ACKERMAN
Notary Public, State of Texas
Comm. Expires 11-01-2020
Notary ID 13088304-3

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOCUS STRATEGIES MERCHANT BANKING, LLC

Report of Independent Registered Public Accounting Firm
and Financial Statements
December 31, 2016
Filed Pursuant to Rule 17a-5(e)(3) as a Public Document

FOCUS STRATEGIES MERCHANT BANKING, LLC

December 31, 2016

Contents


RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

The Managing Member
Focus Strategies Merchant Banking, LLC
Austin, Texas

We have audited the accompanying statement of financial condition of Focus Strategies Merchant Banking, LLC (the Company) as of December 31, 2016, and the related statements of income (loss), changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Focus Strategies Merchant Banking, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 6 to the financial statements, the 2015 financial statements have been restated to correct a misstatement.

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to the audit procedures performed in conjunction with the audit of Focus Strategies Merchant Banking, LLC's financial statements. The Supplemental Information is the responsibility of Focus Strategies Merchant Banking, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

Austin, Texas
March 3, 2017

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

FOCUS STRATEGIES MERCHANT BANKING, LLC

Statement of Financial Condition
December 31, 2016

Assets	
Cash and cash equivalents	$ 96,186
Accounts receivable	94,100
Prepaid expenses	680
Property and Equipment, at Cost, Less Accumulated Depreciation of $43,638	310
TOTAL ASSETS	**$ 191,276**
Liabilities and Member's Equity	
Accounts payable and accrued expenses	143,791
Total Liabilities	143,791
Member's Equity	
Member's Equity	47,485
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 191,276**

See notes to financial statements.

FOCUS STRATEGIES MERCHANT BANKING, LLC

Statement of Income (Loss)
Year Ended December 31, 2016

Revenues		
Fee income	$	457,529
Other income		19
	$	457,548
General and Administrative Expenses		
Salaries, commissions & benefits		345,537
Licenses and fees		6,032
Depreciation		208
Insurance		13,630
Professional fees		72,528
Expense Sharing fees to related party		104,273
Miscellaneous		14,899
	$	557,107
NET LOSS	**$**	**(99,559)**

See notes to financial statements.

FOCUS STRATEGIES MERCHANT BANKING, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2016

		Member's Equity
Amounts as previously reported	$	155,414
Prior period Adjustments	$	(53,370)
Balance at January 1, 2016 - Restated	$	102,044
Member Contribution	$	45,000
Net Loss	$	(99,559)
Balance at December 31, 2016	$	47,485

See notes to financial statements.

FOCUS STRATEGIES MERCHANT BANKING, LLC

Statement of Cash Flows
Year Ended December 31, 2016

Operating Activities		
Net Loss	$	(99,559)
Adjustments to reconcile net loss to net cash used in operating activites		
Depreciation		208
Net changes in:		
Accounts receivable		(21,029)
Prepaid expense and other		5,447
Accounts payable and accrued expenses		83,380
Net cash used in operating activities		(31,553)
Cash flows from Financing Activities		
Member Contribution		45,000
Net cash provided by financing activities		45,000
Increase in Cash and Cash Equivalents		13,447
Cash and Cash Equivalents, Beginning of Year		82,739
Cash and Cash Equivalents, End of Year	$	96,186

See notes to financial statements.

FOCUS STRATEGIES MERCHANT BANKING, LLC

Notes to Financial Statements
December 31, 2016

Note 1: Significant Accounting Policies

General

Focus Strategies Merchant Banking, LLC is a Limited Liability Corporation owned 100% by one member and organized under the laws of the State of Texas for the purpose of providing investment banking services. The Company is a Broker/Dealer regulated by the Financial Industry Regulatory Authority (FINRA), having obtained its broker/dealer license on March 2, 2015.

The Company assists clients in the buying and selling of companies, raising capital (both equity and debt) and offers financial advisory services. Advisory services are charged on a project or hourly basis. Transaction service revenues consist of retainers and success fees upon completion of a transaction.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United State of America (GAAP).

Revenue Recognition

Financial statements are prepared using the accrual basis of accounting. The company derives revenue from three activities, which include advisory/consulting services, retainers and success fees related to a financial transaction. Advisory fees are recognized and recorded in the month when services are performed. Retainers are non-refundable, and are recognized and recorded in the month when services are provided. Success fees are recognized and recorded at the closing of a transaction.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Flows

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include cash on hand, demand deposits and certificates of deposit or other highly liquid investments with original maturities of three months or less.

Prepaid Expenses

Prepaid Expenses consist of FINRA 2017 administrative expenses paid at December 31, 2016.

Property and Equipment

Property and equipment are stated at cost. Depreciation is determined on various accelerated basis over five to seven years which approximates GAAP.

Income Tax

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its owners on their respective income tax returns. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. The Company is required to file and does file tax returns with other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

The Company accounts for uncertainty in income taxes in accordance with the provisions of ASC 740, *Accounting for Uncertainty in Income Taxes,* which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it more-likely-than-not that merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a

greater than 50% likelihood of being realized upon settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. The Company is subject to income tax examinations since inception.

Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in generally accepted accounting principles when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. Additional guidance and clarification has been provided through the issuance of ASU 2016-12, ASU 2016-08. The Company has not yet selected a transition method and is currently evaluating the effect that the standard will have on the financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, leases are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. Because our facilities are provided through an Expense Sharing Agreement with Focus Strategies, LLC, this will have no impact on our financial statements.

Note 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by paragraph 15c3-1(a)(2) of the rule, which requires that the Company maintain minimum net capital, as defined, of the greater of 6.667% of aggregate indebtedness or $5,000. (The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than $5,000.) At December 31, 2016, due to a correction of an error in recognizing banker commission expense, the Company had net capital, as defined, of ($47,605), which was under the net capital required. However, the Company received $1,056,000 in fees the first week of January 2017. The net capital requirement was satisfied on January 3, 2017.

Note 3: Related Party Transactions

The Company has an affiliate company, Focus Strategies LLC, which provides investment banking and consulting services that do not involve the sale of securities, and therefore do not require a broker/dealer. Staff and other expenses are paid by Focus Strategies LLC, and are shared between the two companies based on an expense sharing arrangement between the companies. For 2016, the Company paid 23.99%, of these expenses as reimbursement to Focus Strategies LLC. This allocation is reviewed annually and adjusted as needed to accurately allocate the expenses between the companies. In addition to the 2016 expense sharing payment, the Company reimbursed Focus Strategies LLC for some non-broker dealer consulting fees performed on behalf of Company clients. The fees paid to Focus Strategies LLC during 2016 were $104,273.

Note 4: Significant Customers

In 2016, three customers each comprised more than 10% of Company revenues as listed below:

- Customer A: 14.75%
- Customer B: 13.11%
- Customer C: 13.11%

Note 5: Concentration of Credit Risk

Effective July 21, 2010, the FDIC's insurance limits were permanently increased to $250,000. At December 31, 2016, the Company's cash accounts were within these limits.

Note 6: Prior Period Restatement

During 2016, it was determined that there were corrections of errors in the prior period financial statements related to the following: commissions due to bankers should have been recognized as expense when the client was invoiced, rather than when the invoice was paid; organization costs were inappropriately deferred on the Statement of Financial Condition as of December 31, 2016 and should have been fully expensed in 2015; there were certain expenses that were not properly accrued at December 31, 2016; and lastly there was a charge against revenue that was not recorded at the time the revenue was recorded. The net effect of these misstatements of $53,370, reduced income in 2015 from net income of $22,049 to a net loss of ($31,321). The Company's net capital at December 31, 2015 was reduced from $74,052 to $22,329, which exceeded the net capital requirement of $7,551.

Note 7: Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through March 3, 2017, which is the date the financial statements were issued.

In January 2017 the Company completed three transactions that had been initiated in 2016. The fees for these transactions were $1,056,000. These three transactions had related commission expense of $608,100.

SUPPLEMENTARY INFORMATION

Schedule I

FOCUS STRATEGIES MERCHANT BANKING, LLC

Computation of Net Capital
(As Defined Within Securities Act of 1934 Rule 15c3-1)
December 31, 2016

Total Member's Equity from Statement of Financial Condition	$ 47,485
Deductions and/or Charges	
Total non-allowable assets from statement of financial condition	(95,090)
Total Net Capital	$ (47,605)
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 143,791
Total aggregate indebtedness	$ 143,791
Computation of basic net capital requirement:	
Minimum net capital required of broker-dealer (6.667% of total aggregate indebtedness)	$ 9,587
Minimum dollar net capital requirement of broker	$ 5,000
Net capital requirement (greater of two above)	$ 9,587
Net capital deficit	$ (57,192)
Ratio of aggregate indebtedness to net capital	-3.0205 to 1

Net capital deficit resulting from accrued expenses being greater than estimated at year end. The Company satisfied the deficit on January 3, 2017.

Reconciliation of the Computation of Net Capital with that of the Broker Dealer as Filed in the Unaudited part IIA of Form X-17a-5 as of December 31, 2016

	Net Capital	Aggregate Indebtedness
As reported by the broker dealer in Part IIA of Form X-17a-5	$ 10,028	86,158
Adjustments affecting net capital	(57,633)	57,633
Net capital as computed on Schedule I	(47,605)	143,791

FOCUS STRATEGIES MERCHANT BANKING, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2016

None; the Company is exempt from Rule 15c3-3of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(i) thereof.